Exhibit 10.17
STANDARD EMPLOYMENT CONTRACT
This statement sets out the Terms & Conditions of employment between Emergent Product Development UK Ltd (formerly Emergent Europe Limited) of 540~545 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire RG41 5TU, UK.
And Steven N. Chatfield residing at 31 Kenwood Drive, Beckenham, Kent, England BR3 6QX (‘the Employee’).
1.	Position

1.1	President of Emergent Product Development UK Ltd. reporting to the Chief Executive Officer of Emergent BioSolutions Inc., a Delaware corporation (EBSI) with its offices located at 300 Professional Drive, Gaithersburg, MD, USA, or to such other person as the Chief Executive Officer of EBSI may from time to time appoint.

2.	Preconditions

2.1	Your employment with the Company is conditional on (a) your producing at least two references to the Company which the Company considers satisfactory, which has been satisfied, and (b) such documentation as the Company may require to establish your right to work lawfully in the United Kingdom and (c) the company receiving a medical report from its Occupational Health Advisers which the Company considers satisfactory. (Please complete the enclosed pre-employment health questionnaire and return to the Occupational Health Department in the pre-paid envelope provided, your answers will be treated as strictly confidential and you may be required to attend a health interview/ examination) Should you fail to produce to the Company the required documentation, or should the medical report not prove satisfactory to the Company, then any offer of employment by the Company may be withdrawn and if already accepted, the Company may terminate your employment without notice or a payment in lieu of notice (or on statutory minimum notice if applicable).

3.	Responsibilities

3.1	Your normal responsibilities are set out in your written job description but you may be required to perform other reasonable tasks from time to time. (The job description does not have contractual force, but is intended as a guide to your main duties). You may be required to carry out your duties for the benefit of associated companies of the Company, without payment of additional remuneration.

3.2	You are required to devote the whole of your time, attention and ability to the Company (or any associated companies for whom you are required to work) and to use your best endeavours to promote, develop and expand the business of the Company and its interests generally. You agree not to have any outside business or other interests which conflict or

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may conflict with the interests of the Company or any associated Company or which may otherwise interfere with or impede your ability to carry out your responsibilities for the Company, without specific written approval of the Company given in advance.
3.3	You must not act in any way that may be harmful to the Company’s interests and/or damages the reputation of the Company.

3.4	You are expected to comply with the Company’s policies and procedures (as issued and/or amended from time to time), even though these do not form part of your contract of employment. The policies and procedures are available electronically on the Company’s systems or from the Administration Office. Failure to comply, may lead to disciplinary action. In the event of a conflict between the terms of this contract and any Company policy, the terms of this contract will apply

3.5	You shall not at any time, (including during any period spent on garden leave), make any disparaging, untrue or misleading oral or written statements concerning the business and affairs of the Company or any associated company.

4.	Duration

4.1	Your employment with the Company commenced as of June 24, 2005 in accordance with the letter agreement between you and EBSI dated September 16, 2005. Your prior period of employment with EBSI counts towards your period of continuous employment.

4.2	Subject to clause 19 below, the period of notice required by either party to terminate your employment is six (6) months. Notice under this sub-clause must be given in writing

4.3	Subject to any contrary provision of law, your employment will end automatically without the need for notice of termination to be served, at the end of the month in which you reach the age of 65, which is the Company’s normal retirement age.

5.	Salary

5.1	Your gross salary (“Salary”) will be One Hundred Forty Nine Thousand Nine Hundred Fourteen Pounds (£149,914) per annum payable by equal monthly instalments directly to your bank or building society account. It is our normal practice to pay Salary on approximately the 24th day of each calendar month. Salary through December 31, 2005 has been paid through EBSI in U.S. dollars. The above payment schedule for Salary will commence on January 1, 2006. Salary will be accrued on a daily basis. The Company’s policy is to calculate daily pay on the basis of a 260 working day year (or in a leap year a 261 working day year).

5.2	Salaries are generally reviewed annually each year in the Company’s discretion commencing in 2007. Any changes will be notified to you in writing.

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5.3	The Company reserves the right to deduct from your Salary or from any severance pay due to you on the termination of your employment, any sums owing from you to the Company or any associated company, including but not limited to loans, debts and sums paid to you by mistake or through misrepresentation and you agree to the making of these deductions.

5.4	The Company shall make such Income Tax and National Insurance deductions from your remuneration (including from any payments to which you may become entitled under Section 19 hereof) as shall be required by law

6.	Expenses

6.1	You will be reimbursed all out-of-pocket expenses necessarily and properly incurred by you on the business of the Company or any associated company provided you produce to the Company such evidence of actual payment of the expenses concerned as the Company reasonably requires.

7.	Hours of Work

7.1	Your normal hours of work are 09.00 — 17.00 (exclusive of lunch intervals and other breaks) Monday to Friday inclusive, making a total of 35 hours per week. Times of attendance will be agreed with your Manager. You will however be expected to work such extra hours as may be reasonably required for the purpose of completing your tasks efficiently and on time. You agree that the limits on average weekly working time set out in paragraph 4(1) of the Working Time Regulations 1998 will not apply to you. However you may withdraw your consent on giving the Company not less than 3 months’ prior written notice. Overtime is only paid in exceptional circumstances and with the written agreement of your Line Manager.

8.	Mobility and Travel

8.1	While the Company’s offices in Winnersh, (wherever located there), will be your normal place of work, the Company reserves the right to relocate its operations or open additional sites elsewhere in the UK. If so requested by the Company on not less than one month’s notice, you agree to move to a new place of work or the place of work of an associated company, within a radius of 30 miles from Winnersh.

8.2	You will undertake any travel either in the UK or overseas as may be necessary to carry out your responsibilities.

9.	Holiday

9.1	Our holiday year runs from 1st January to 31st December. In addition to the normal English Public and Bank Holidays you are entitled to 25 days paid holiday in each holiday year, which accrues at the rate of 25/52 days for each complete calendar week of

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employment. The Company reserves the right to require you to take up to 3 days of your annual entitlement during the Christmas period.

9.2	Your holiday entitlement for the year in which you start or end your employment will be calculated on a pro-rata basis.

9.3	Where you have not taken your full accrued holiday entitlement on leaving you will be paid in lieu for your untaken entitlement calculated on a pro-rata basis up to the date of termination of your employment. If you have taken more holiday than your accrued holiday entitlement for that year, you agree that the Company is authorised to deduct the value of the excess days from your Salary or from any severance pay due to you on the termination of your employment. The Company reserves the right to require you to take any outstanding holiday leave during a period of notice.

9.4	You are entitled to carry forward into the next holiday year a maximum of 5 days holiday which have accrued but which have not been taken before the end of the holiday year. These 5 days must be taken by 31st March of the next holiday year. Any carried forward holiday remaining at this date will lapse. You may not take more than 30 days holiday in any one year.

10.	Notification of Absence

10.1	If you cannot attend for work you should telephone the Company or arrange for someone to telephone or otherwise deliver a message on your behalf as soon as possible on your first day of absence and indicate when you expect to return to work. If your return to work is delayed you should contact the Company again in the same way on each following day of absence.

10.2	If you are prevented by illness or accident from working for seven or more consecutive days you must provide a medical practitioner’s statement on the eighth day and weekly thereafter. A self-certification form must be completed and produced to the Company immediately following your return to work for shorter periods of absence.

11.	Sick Pay

11.1	If you are entitled to Statutory Sick Pay (“SSP”) the Company will pay it to you.

11.2	During absence due to sickness or injury, Company Sick Pay equivalent to your normal Salary, may be paid at the Company’s discretion. Statutory Sick Pay will be paid in accordance with the then prevailing rules of the Statutory Sick Pay Scheme.

11.3	Full details of the Company Sickness/Absence Policy and Procedure are available electronically on the Company’s systems and from the Administration Office.

11.4	The Company provides permanent health insurance cover. Full details of this cover (including conditions of eligibility, the rules and benefits to which cover is subject) are

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available from the Administration Office. The Company reserves the right to arrange equivalent cover through an alternative insurer.

12.	Pension Scheme

12.1	The Company agrees to contribute 10% of your Salary in equal monthly installments to an appropriate and qualified personal pension plan nominated by you. This contribution is conditional upon your making monthly contributions equal to 2.5% of your Salary to the said plan. You agree that your contributions to the plan may be made by the Company making the relevant deductions from your Salary and paying the required amount into the plan on your behalf. The said contributions are subject to the rules of the plan as amended from time to time and will be capped at Inland Revenue limits. No Contracting Out certificate is in force in respect of employment with the Company.

13.	Bonus Scheme

13.1	You will be eligible to participate in any bonus scheme the Company establishes from time to time (if at all), for employees of your level, subject to the rules of the scheme. For 2005 you shall be eligible for a bonus (hereinafter, the “Bonus”), which shall be capped at thirty percent (30%) of the portion your salary earned by you during that year, inclusive any salary paid by EBSI. Notwithstanding anything to the contrary contained herein, the determination as to whether any Bonus shall be awarded, and the amount of the Bonus, if any, shall be made in the sole and absolute discretion of the Board of Directors of the Company or EBSI, or such other person or committees as may be delegated that responsibility. The Committee’s criteria for awarding any Bonus shall be based on its assessment your job performance and the Company’s financial performance during the applicable Period. The relative weight to be given to each such factor shall also be within the Company’s sole and absolute discretion. The Company reserves the right to amend, replace or withdraw any such bonus scheme from time to time. Further details are available from the Administration Office. The fact that a bonus is paid in one or more years is no guarantee that bonuses will be paid in subsequent years. As the bonus is also intended to incentivise employees to remain in the employment of the Company, payment of any bonus is conditional on your remaining in the employment of the Company and not being under, or having given, notice to terminate your employment at the date bonus is payable.

14.	Life Assurance

14.1	You will become a member of the Company’s Life Assurance Scheme when you commence permanent employment subject to meeting any conditions of eligibility and the rules of the Scheme from time to time. (These may require you to pass a medical examination to the satisfaction of the benefit providers as a condition of cover). In the event of death during your employment the sum of four times Salary, subject to the Inland Revenue Earnings Cap from time to time, will be payable.

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15.	Private Medical Cover

15.1	You may join the Company’s Private Medical Insurance Scheme at the Company’s expense and you may pay for dependants (as defined in the scheme) to be included. The Company reserves the right at any time to arrange equivalent cover through an alternative insurer. The provision of cover (including alternative cover) is conditional on your satisfying any conditions (such as passing a medical examination) and accepting any restriction imposed by the insurer. Details of the scheme in operation are available from the Administration office.

16.	Medical Examination

16.1	The Company may reasonably require you to be examined by a Company appointed doctor at its own expense. The doctor may report to the Company and its professional advisers, on your fitness to do your job or other appropriate work. The Company may also require verification from your own GP that you are fit to return to work after a period of absence or sickness incapacity.

17.	Grievance and Disciplinary Procedures

17.1	The Company’s Grievance and Disciplinary procedures can be viewed electronically on the Company’s systems and are also available from the Administration Office. It is the Company’s policy to deal fairly with disciplinary issues and grievances, which arise, in accordance with these procedures. The Grievance and Disciplinary Procedures do not form part of your contract or otherwise have contractual effect As can be seen if you have a grievance relating to your employment or wish to appeal against disciplinary action or decisions, you should, in the first instance, notify your line manager in writing making it clear that you are raising it formally. If the grievance is against your line manager personally, you should notify your grievance or appeal in writing to a member of the Executive Committee.

18	Company Systems

18.1	The Company’s e-mail and Internet system must be used for Company and only essential personal use in accordance with the Office Systems Policy which is available electronically on the Company’s system and from the Administration office.

19	Termination

19.1	The Company can dismiss you without prior notice or pay in lieu (and you will not be entitled to damages) for conduct amounting to gross misconduct or any other conduct or performance issues of equivalent seriousness. A non-exhaustive list of the grounds for summary dismissal is contained in the Company’s Disciplinary Procedure.

19.2	The Company reserves the right to pay you your base Salary in lieu of any unexpired period of notice less income tax and employee NI contributions.

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19.3	Once notice of termination has been given by either party.
(a)	the Company may send you on paid leave of absence, suspend you from performing your job and/or exclude you from entering our premises (“garden leave”). During your suspension you will continue to receive your Salary and contractual benefits. During your employment or any notice period, the Company may, in its absolute discretion, assign you to different tasks consistent with your position or require you to perform no tasks at all. This may include requiring you to stay at home and to have no contact with the Company’s clients, suppliers or employees for part or all of your suspension period. You will continue to receive your Salary and all your contractual benefits during the suspension period Your implied duties of loyalty and good faith will continue to apply whether or not you are actually working and you may not be engaged or employed by or take up any office or partnership in any other company, firm or business, or trade on your own account without the Company’s written permission.

(b)	you must not make any public statements in relation to the Company or your employment or its termination .
19.4	At the end of your employment, or earlier if the Company requests, for whatever reason you must return all Company property, including all equipment, documents, computer disks or tapes and all other tangible items in your possession or control belonging to, or containing any confidential information of, the Company or an associated employer.

19.5	In the event that as a result of incapacity you became eligible to receive benefits under the Company’s permanent health insurance scheme, the Company may, in its discretion, a) continue your employment only to the extent necessary and solely to ensure that you continue to be treated as an employee for the purposes of the permanent health insurance scheme or b) terminate your employment. During such time, you will not be entitled to any remuneration or other benefit from the Company and the Company will have no obligation to continue your employment or provide any work or payment to you, if you recover from the incapacity

19.6	(a) If during the term of this Agreement your employment with the Company is terminated by the Company without Cause, other than under the circumstances described in Section 19.7(a) below, then you shall become entitled to:
(i)	any unpaid Base Salary and accrued holiday entitlement through the date of termination;

(ii)	pro rata target annual bonus in respect of the year of termination;

(iii)	any bonus earned but unpaid as of the date of termination for any previously completed year;

(iv)	reimbursement for any unreimbursed expenses incurred by you prior to the date of termination;

(v)	an amount equal to 75% of your Base Salary;

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(vi)	employee and fringe benefits and perquisites, if any, to which you may be entitled as of the date of termination under the relevant plans, policies and programs of the Company;

(vii)	continued eligibility for you and your eligible dependants (where such dependents are then participants) to receive Employee Benefits (to the extent permitted thereunder), for a period of 9 months following your date of termination, except where the provision of such Employee Benefits would result in a duplication of benefits provided by any subsequent employer; and

(viii)	any rights you may have under any Company stock option agreement held by you that is outstanding on the date of termination of employment shall be governed by the terms and conditions set forth in such stock option agreement.
(b)	Any payments payable under this Section 19 shall be paid, in the Company’s sole and absolute discretion, either as a single, lump sum payment within thirty days following the termination of employment or payable in equal monthly installments over a term of 9 months.

(c)	If your employment with the Company is terminated by the Company with Cause (including without limitation pursuant to Section 19.1, above), then you shall not be entitled to receive any compensation, benefits or rights set forth in this Section 19.6 or in Sections 19.7 or 19.8 below (other than Salary and Employee Benefits including accrued but untaken holidays, up to the date of termination of employment, less tax and any other deduction required by law), and any stock options or other equity participation benefits vested on or prior to the date of such termination, but not yet exercised, shall immediately terminate and lapse. If circumstances arise which constitute Cause, but do not justify summary termination of your employment by the Company under Section 19.1 or under English law, then your employment under this Agreement may be terminated by the Company giving you the statutory minimum period of notice required under English law, or a payment of Salary in lieu thereof, net of tax, employee national insurance contributions and any other deductions required by law.

(d)	If your employment with the Company is terminated by the Company pursuant under Section 19.1 or for Cause, you shall be obligated to comply with the obligations set forth in subsections (i) through (iii), below. If your employment with the Company is terminated by the Company, as a condition to payment of any of the amounts under Section 19.6(a), you shall be obligated to comply with the obligations set forth in subsections (i) through (iv), below:
(i)	you shall not, for a period of nine (9) consecutive months after the termination of your employment, less any period that you are required to spend on “garden leave” in accordance with Section 19.3(a) of this Agreement, directly or indirectly, either alone or in association with others: (A) induce, counsel, advise, solicit or encourage, or attempt to

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induce, counsel, advise, solicit or encourage any person employed or engaged by the Company or any of its associated companies, who is carrying out the functions of a director, associate director, vice-president, senior vice-president, officer or other post that is higher in seniority than persons with the job title of director, and with whom in each case you have had dealings during the Relevant Period, to terminate his/her employment or engagement with the Company, or any of its associated companies, or accept employment with any other person or entity, (B) in connection with any business which competes with the business of the Company or any of its associated companies with which you are involved during the Relevant Period, solicit, interfere with, or endeavor to cause any customer, client or business partner of the Company or any of its associated companies, with whom you have had business dealings on behalf of the Company or any of its associated companies during the Relevant Period, to cease or reduce its relationship with the Company, or any of its associated companies, or induce or attempt to induce any such customer, or business partner to breach any agreement that such customer, or business partner may have with the Company, or any of its associated companies;

(ii)	you shall not, for a period of six (6) consecutive months after the termination of your employment, less any period you are required to spend on “garden leave” in accordance with Section 19.3(a) of this Agreement, directly or indirectly, whether or not for compensation, and whether or not as an employee, be employed or engaged or otherwise involved in any company, firm or business, competing in the Territory with any part of the business of the Company or of any of its associated companies with which you were involved during the Relevant Period. The Territory shall mean England and any other part of the UK and any other country, state, region or locality in which the Company or such associated company is then doing business or marketing products at the date on which your employment with the Company terminates, with which business you were concerned or involved during the Relevant Period. Nothing in this subsection shall prevent you from owning up to 3% of the issued shares or securities of any publicly traded company. With respect to this sub-section, but without prejudice to the generality of the foregoing, it is understood and agreed that a business is not competing with the business of the Company or any associated company if: (A) your duties with respect to such business relate solely to discrete business units which do not compete with the business of the Company or any associated company; or (B) the competitive activity is limited to geographical markets or products in which the Company or any associated company was not engaged (whether by manufacture, distribution, sale, or development for manufacture, distribution, or sale) during the period of

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two (2) years immediately preceding the termination of your employment with the Company.

(iii)	you shall, upon reasonable notice and at the Company’s expense, cooperate fully with any reasonable request that may be made by the Company (giving due consideration for your obligations with respect to any new employment or business activity) in connection with any investigation, litigation, or other similar activity to which the Company or any associated company is or may be a party or otherwise involved and for which you may have relevant information.

(iv)	you shall sign and deliver a waiver and release and/or, at the Company’s option, a compromise agreement in a form acceptable to the Company under which you shall release and discharge the Company and all associated companies, officers, directors, employees, agents and affiliates, among others, from and on account of any and all claims that relate to or arise out of the employment relationship between the you and Company.
(e)	Should you breach any obligation set forth in Section 19.6(d), above, (which breach remains uncured for a period of 10 days following written notice) the Company shall be relieved of any obligation to make further payments to you under this Section 19.6 and

(f)	Should you breach any obligation set forth in Section 19.6(d), above, (which breach remains uncured for a period of 10 days following written notice) the Company shall be entitled to receive full repayment and restitution of all amounts theretofore paid to you under this Section 19.6.
19.7	If during the term of this Agreement
(a)	your employment with the Company is terminated by the Company without Cause, or your resign for Good Reason, in each case within eighteen (18) months following a Change of Control, or

(b)	your employment with the Company is terminated prior to a Change of Control (which subsequently occurs) at the request of a party involved in such Change of Control, or otherwise in connection with or in anticipation of a Change of Control, then in the case of each of clauses (a) and (b) you shall become entitled to the compensation, benefits and rights set forth in Section 19.8 (a) through (g), inclusive.

19.8	In the event of a termination of your employment under the circumstances prescribed in Section 19.7 (a) or (b), you shall be entitled to:

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(a)	A cash lump sum, payable within thirty (30) days following the date of termination, of employment equal to the sum of:
(i)	your pro rata target annual bonus in respect of the year of termination through the date of termination;

(ii)	any unpaid Base Salary and accrued holiday entitlement through the date of termination;

(iii)	any bonus earned but unpaid as of the date of termination for any previously completed year;

(iv)	reimbursement for any unreimbursed expenses incurred by you prior to the date of termination;

(v)	an amount equal to 100% of your Compensation
(b)	Such Employee Benefits, if any, to which you may be entitled as of the date of termination of employment under the relevant plans, policies and programs of the Company.

(c)	Any unvested Company stock options held by you that are outstanding on the date of termination of employment shall become fully vested as of such date, and the period during which any Company stock option held by you that is outstanding on such date may be exercised shall be extended to a date that is the later of the fifteenth day of the third month following the date, or December 31 of the calendar year in which, such Company stock option would otherwise have expired if the exercise period had not been extended, but not beyond the final date such Company stock option could have been exercised if your employment had not terminated, in each case based on the terms of such option at the original grant date.

(d)	Continued eligibility for you and your eligible dependents (where such dependents are then participants) to receive Employee Benefits (to the extent permitted thereunder), for a period of 12 months following the date of termination of your employment, except where the provision of such Employee Benefits would result in a duplication of benefits provided by any subsequent employer.

(e)	All rights you have to indemnification from the Company immediately prior to the Change of Control shall be retained for the maximum period permitted by applicable law, and any director’s and officer’s liability insurance covering you immediately prior to the Change of Control shall be continued throughout the period of any applicable statute of limitations and subject to the terms of the said insurance policy as amended from time to time.

(g)	The Company shall advance to you all costs and expenses, including all attorneys’ fees and disbursements, incurred by you in connection with any legal proceedings (including arbitration), which relate to the termination of employment or the interpretation or enforcement of any provision of Section 19.7, and you shall have no

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obligation to reimburse the Company for any amounts advanced hereunder where you prevails in such proceeding with respect to at least one material issue, it being acknowledged that settlement of any such proceeding shall relieve you from any reimbursement obligation.
19.9	Notwithstanding anything herein to the contrary, in the event that your employment is terminated or you resign under circumstances that give rise to payment and/or benefits being made or provided to you under Section 19.6 or Section 19.8 (the “Severance Payments”), you agree that the Company may deduct the total amount of any and all “Notice Payments” paid or payable to you by the Company from the total amount of the Severance Payments which would otherwise be due to you. In this Agreement, “Notice Payments” shall mean: (a) all payments and/or benefits paid and/or provided to you during any period of notice of termination of employment (whether notice is served by you or by the Company); and (b) all payments in lieu of notice of termination of employment paid to you by the Company. Any Severance Payments which are paid to you under this Agreement shall offset, be credited towards and reduce the amount of any Notice Payments that may be due to you under this Agreement or under English law.

19.10	The following terms as used in Sections 19.6 through 19.8 shall have the meanings set forth below:
“Applicable Bonus” shall mean the greater of the annual bonus that was paid to you in respect of the most recently completed full calendar year or the maximum annual bonus that could have been paid to you under an established bonus plan for such calendar year.

“Base Salary” shall mean your annual base salary in effect on the date of the Change of Control or the date of termination, whichever is applicable.

“Cause” shall mean each of the following that results in demonstrable harm to the Company’s financial condition or business reputation: (1) your conviction of or plea of guilty or no contest to any felony, crime of moral turpitude or any crime under the laws of the United Kingdom which is punishable by a term of imprisonment other than a driving offence; (2) your dishonesty or disloyalty in performance of duties; (3) conduct by you that jeopardizes the Company’s right or ability to operate its business; (4) your violation of any of the Company’s policies or procedures, (including without limitation employee workplace policies, anti-bribery policies, insider trading policy, communications policy, etc) if uncured within two weeks of written notice by the Company; or (5) your willful malfeasance, misconduct, or gross neglect of duty.

“Change of Control” shall have the meaning set forth in EBSI’s Severance Plan and Termination Protection Program (“SPTPP”), as it may be amended from time to time. Any terms defined in such definition shall have the meaning set forth in the SPTPP.

“Compensation” shall mean the sum of your Applicable Bonus and Base Salary.

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“Employee Benefits” shall mean the employee and fringe benefits and perquisites (including without limitation all medical, dental, life insurance, disability and pension benefits) made available to you (and your eligible dependents) immediately prior to a Change of Control or a termination of employment, as the case may be, (or the economic equivalent thereof where applicable laws prohibit or restrict such benefits).

“Good Reason” shall mean (i) a material decrease in your base salary or bonus opportunity, (ii) a material diminution in the aggregate employee benefits and perquisites provided to you, (iii) a material adverse change in your title, reporting relationship, duties or responsibilities at the Company (it being agreed that any change in your title with EBSI shall not qualify), or (iv) relocation of the primary office of the Company more than 60 kilometers from its current location.

“Relevant Period” shall means the period of 12 months prior to the termination of your employment with the Company.
20	Confidentiality/Inventions

20.1	You will, in fulfilling your responsibilities, have access to confidential information relating to the Company or any associated employers and develop knowledge and influence over the Company’s suppliers and/or customers and/or be involved in making inventions or creating copyright material. You acknowledge that you have signed a separate Non-Disclosure and Invention Assignment Agreement (“NDIAA”) in favor of EBSI the ultimate parent company of the Company, which seeks to protect EBSI’s interests both during and after the termination of your service in your capacity as Chief Scientific Officer of EBSI. Nothing in this Agreement shall be construed to limit or alter your obligations under the NDIAA. Further, you agree that none of your obligations under this Agreement shall limit or alter your obligations under the NDIAA and that none of your obligations under the NDIAA shall limit or alter your obligations under this Agreement. You further agree that you will not assert any differences with respect to your obligations under this Agreement from those under the NDIAA as a defense to any obligations under the NDIAA, or this Agreement, respectively.

20.2	You undertake that you not, save in the proper performance of your duties for the Company, either during your employment or after its termination for whatever reason, use (whether for your own benefit or for the benefit of any other person, firm, company, corporation or organisation), divulge or communicate to any person firm, company, corporation or organisation, except authorised members of the Company, any trade secrets or Confidential Information of or relating to the Company, any associated company, the business of the Company or any associated company, any customer of the Company or any associated company or any other person, firm, company or organisation with whom or which the Company or any associated company is involved in any kind of business dealings, joint venture or partnership, which in each case has been disclosed to you by the Company, which may be created by you for the Company or which may otherwise have come to your attention as a result of your employment with the Company.

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20.3	This restriction shall cease to apply to information or knowledge which comes into the public domain, otherwise than by reason of your default, or which is required to be disclosed by law or by a court or tribunal of competent jurisdiction. Nothing in this Agreement will prevent you making a “protected disclosure” within the meaning of Section 43A-L Employment Rights Act 1996, provided that you have first followed and exhausted any reasonable Company procedure in relation to the reporting of any alleged wrongdoing or malfeasance on the part of the Company or any associated company or any of its/their officers, directors, employees or advisers.

20.4	‘Confidential Information’ shall, subject to clause 20.3 above, include, but shall not be limited to, business and marketing plans, customer and price lists, the requirements of customers and potential customers for products and services of the Company or any associated company, management accounts, budgets and other sales or financial data, the terms on which the Company or any associated Companies do business with customers or other third parties, details of any pending or threatened litigation, details of confidential and proprietary computer technology (including source and object codes and algorithms), any confidential information relating to scientific data, formulae or processes, (including unpublished research and development reports, details of products and services in the course of development) and any other information which is the subject of an obligation of confidence owed to a third party.

20.5	In the case of inventions employees must sign a separate claim to inventorship in a form acceptable to the Company.

20.6	You agree that it is part of your normal duties at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company and each Group Company might be improved and to further the intellectual property interests of the Company.

20.7	You will promptly and fully disclose to the Company full details of any Inventions and any works embodying IPR, which you make or originate either by yourself or jointly with other persons during the course of your employment whether or not during working hours or using Company premises or resources and whether or not as a general or specific assignment, which relate or are reasonably capable of being used in the business of the Company and/or any associated company. You acknowledge that all IPR subsisting (or which may in the future subsist) in all such works and Inventions shall automatically, on creation, vest in the Company to the fullest extent permitted by law. To the extent that they do not vest in the Company automatically, you hold them on trust for the Company. The obligations of this Clause will apply both during and after your employment.

20.8	To the extent that any Inventions and any works embodying IPRs created by you prior to the date of this Agreement are not otherwise vested in the Company, you hereby assign and transfer them to the Company, its successors and assigns, with full title guarantee.

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20.9	For the avoidance of doubt, Clauses 20.7 and 20.8 shall not apply to any IPR or ownership of Inventions listed in Exhibit A which relate to the subject matter of your employment by the Company and which have been made or conceived by you, alone or jointly with others, prior to your employment with the Company.

20.10	At any time during your employment or thereafter, (despite the termination of this Agreement) and at the Company’s expense, you will do all such acts and things (including execute such documents, take such actions and make such applications) as may be necessary (or as the Company may reasonably request) in order to substantiate, confirm or vest effectually any IPRs owned wholly or partially by the Company under English, Irish or foreign laws or pursuant to this Agreement, and any other protection as to ownership or use of the same (in any part of the world) in the Company, or as the Company may direct, (jointly if necessary with any joint inventor or maker/author thereof). You hereby irrevocably appoint the Company for these purposes to be your attorney in your name and on your behalf to execute and do such acts and things and execute any such documents as set out above.

20.11	You agree that you will not at any time make use of or exploit the Company’s Inventions, IPRs or other property for any purpose other than the proper performance of your duties or for any purposes which has not been agreed by the Company in advance in writing by an authorised person.

20.12	To the full extent permitted by applicable law, you irrevocably and unconditionally waive all of your moral rights in relation to any Inventions and IPRs in all territories of the world.

21	Statutory Particulars

21.1	This contract includes your statutory particulars of employment.

21.2	No collective agreements affect your terms and conditions of employment.
22	Health & Safety

22.1	You have a legal duty to take reasonable care for the health and safety of yourself and of other persons who may be affected by your acts or omissions at work. You must also cooperate with the Company so that the Company can discharge its statutory obligations. No employee or other person shall intentionally or recklessly interfere with, or misuse, anything that is provided in the interests of health, safety or welfare.

23	Miscellaneous

23.1	Any notice to be given pursuant to these terms and conditions must be given in writing and delivered either by courier, by hand, by first class post or by facsimile. Any notice to you will be sent to your last known address or facsimile number or given to you at your place of work and any notice to the Company should be sent to its registered office from

September 21, 2006

time to time. A notice will be deemed to have been served at the time of delivery if sent by courier or by hand, on completion of transmission by the sender if sent by facsimile and 2 clear days after the date of posting if sent by first class post.

24	Employee Data

24.1	You consent to the Company holding and processing both personal data and sensitive personal data (the latter includes your religious beliefs, your ethnic or racial origin, information relating to your physical or mental health and any unspent criminal convictions), for all purposes relating to your employment. In particular you agree that the Company can hold and process personal and sensitive personal data to: (a) pay and review your remuneration and other benefits; (b) provide and administer any such benefits; (c) determine your fitness to work for the Company or your entitlement to sick pay or maternity or other leave of absence; (d) provide information to the Inland Revenue (or other taxation authorities), the police, other regulatory bodies, the Company’s legal advisers and potential purchasers of the Company or any business area in which you work and to any investors or potential investors in the Company; (e) administer and maintain personnel records (including sickness and other absence records); (f) carry out performance reviews, disciplinary or grievance procedures; (g) give references to future employers; and (h) transfer personal and sensitive personal data concerning you to a country outside the EEA (and, in particular, to the HR department of any associated employer based overseas including in the US, particularly for the purposes of HR administration) and you understand that such countries outside the EEA may not have laws to protect your personal information.

25	Choice of Law

25.1	The terms and conditions of your employment are governed and will be construed in accordance with English law and all claims, disputes and proceedings are subject to the exclusive jurisdiction of the English courts

26	Definitions
“associated company” or “associated employer” means any company which from time to time is a subsidiary or a holding company of the Company or a subsidiary of such holding company and “subsidiary” and “holding company” have the meanings attributed to them by section 736 of the Companies Act 1985.

any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

“Inventions” means any invention, idea, discovery, development, improvement or innovation, whether or not patentable and whether or not recorded in any medium;

“IPRs” (Intellectual Property Rights) means patents, rights to Inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in

September 21, 2006

goodwill, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world.
27	Additional Provisions
You acknowledge and agree that the Employment Agreement dated December 22, 2005 between you and Emergent Europe Limited be and it hereby is terminated and superseded by this agreement.

You acknowledge and agree that the Employment Agreement dated January 3, 2005 between you and EBSI be and it hereby is terminated and superseded by this agreement; provided however, that the obligations, rights and agreements contained in Section 8 (Protection of the Company), Section 9 (Inventions, Improvements and Copyrightable Materials) and Section 12 (Additional Obligations) shall survive and inure to the benefit of EBSI and the Company.

The letter agreement between you and EBSI dated September 16, 2005 shall be null and void and the letter agreement between you and EBSI dated July 11, 2006 shall continue to apply as it relates to the rights, obligations and agreements to serve as Chief Scientific Officer of EBSI.

You acknowledge and agree that effective November 12, 2005 you resigned as Chief Executive Officer of Emergent ImmunoSolutions Inc.
Please confirm that you accept this appointment on the above Terms and Conditions, by signing the duplicate of this letter and returning it to me as soon as possible
IN WITNESS WHEREOF this Deed has been executed and delivered as a deed on September 22, 2006.
EXECUTED as a DEED
of the Company acting by:

By:	/s/ Fuad El-Hibri

Title:	CEO

By:

Title:

September 21, 2006

SIGNED as a DEED
by the Employee:	/s/ S.N. Chatfield

In the presence of:-

Signature of Witness	/s/ Carol Lindsay

Name of Witness	Carol Lindsay

Address of Witness	15 Winnersh. Gate

Wokingham RG41 5PL UK

Occupation	Exec. PA

Date: September 22, 2006

September 21, 2006